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                                                                     Exhibit 23


INDEPENDENT AUDITOR'S CONSENT AND REPORT ON SCHEDULE


We consent to the incorporation by reference in Registration Statement No. 33-67814 of Barry's Jewelers, Inc. in Form S-8 of our report dated October 1, 1997 appearing in this Annual Report on Form 10-K of Barry's Jewelers, Inc. for the year ended May 31, 1997.

Our audit of the financial statements referred to in our aforementioned report also included the financial statement schedule of Barry's Jewelers, Inc. and Subsidiary, listed in Item 14. The financial statement schedule is the responsibility of the Corporation's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


/s/ Deloitte & Touche LLP

Los Angeles, California
October 14, 1997